Exhibit 99.2

Computation of Consolidated Ratio of Earnings

($ in million)	IFRS
	Q1, 2017	2016	2015	2014	2013	2012

Excluding interest on deposits

Earnings
Income from continuing operations before income taxes	2,626	9,398	9,066	9,300	8,347	7,958
less: gain from investees	99	414	405	428	681	448

	2,527	8,984	8,661	8,872	7,666	7,510

Fixed charges	270	1,251	1,255	1,180	1,194	1,168

Earnings	2,797	10,253	9,916	10,052	8,860	8,678

Fixed charges
Interest expense	236	1,123	1,125	1,062	1,081	1,072
Estimate of the interest within rental expense	34	128	130	118	113	96

Fixed charges	270	1,251	1,255	1,180	1,194	1,168

Preference security dividend requirements(1)	51	166	147	198	274	274

Fixed charges and preferred dividends	321	1,417	1,402	1,378	1,468	1,442

Ratio of earnings to fixed charges	10.36	8.18	7.90	8.52	7.42	7.43

Ratio of earnings to fixed charges and preferred dividends	8.71	7.22	7.07	7.29	6.03	6.02

Including interest on deposits
Earnings
Income from continuing operations before income taxes	2,626	9,398	9,066	9,300	8,347	7,958
less: gain from investees	99	414	405	428	681	448

	2,527	8,984	8,661	8,872	7,666	7,510

Fixed charges	2,119	8,044	7,325	7,353	7,591	7,285

Earnings	4,646	17,028	15,986	16,225	15,257	14,795

Fixed charges
Interest expense	2,085	7,916	7,195	7,235	7,478	7,189
Estimate of the interest within rental expense	34	128	130	118	113	96

Fixed charges	2,119	8,044	7,325	7,353	7,591	7,285

Preference security dividend requirements(1)	51	166	147	198	274	274

Fixed charges and preferred dividends	2,170	8,210	7,472	7,551	7,865	7,559

Ratio of earnings to fixed charges	2.19	2.12	2.18	2.21	2.01	2.03

Ratio of earnings to fixed charges and preferred dividends	2.14	2.07	2.14	2.15	1.94	1.96

Note (1)	Preference security dividend requirements include the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities.